Exhibit 17.1
STEVEN J. PULLY
4836 Twin Post Road
Dallas, Texas 75244
November 29, 2005
Whitehall Jewellers, Inc.
155 North Wacker Drive, Suite 500
Chicago, Illinois 60606
Attn: Robert Baumgardner, CEO
Dear Mr. Baumgardner:
It is with great reluctance that I conclude that I can no longer remain a member of the Board of Directors of Whitehall Jewellers, Inc. (“Whitehall”). I reach this conclusion based on several reasons, the overriding one of which is my belief that for reasons which I cannot understand, the Board does not seem to be acting in the best interests of Whitehall or its stockholders.
Although previously not fully disclosed, Whitehall has been in financial difficulty since prior to my election to the Board on June 23, 2005. Although my election occurred during a troubled time for Whitehall, I was hopeful that the Board’s actions signaled an interest by the Board in taking all actions necessary to address the Company’s severe operational and financial issues. When I was unanimously elected as nonexecutive Chairman of the Board on July 5, 2005, I continued to be hopeful. Unfortunately, my experiences on the Board over the past several months have caused me to strongly doubt the Board’s interest in working constructively to best address Whitehall’s serious problems. The Board’s lack of effectiveness has contributed to a near complete devastation of shareholder value.
Examples of the Board’s actions include the following:
•	Improper formation and role of Special Committee. On July 12, 2005, the Board discussed and formed a Special Committee at a time when I was not present and had no prior knowledge that the topic would be discussed. Although I had attended most of the Board meeting that day, at the relevant time I was instead meeting (with the approval of the Board) with a prospective Chief Executive Officer of the Company. I believe that this discussion and formation of the Special Committee at a time when I was not present was evidence of the Board’s bad faith, just one week after I was elected Chairman of the Board. In forming the Special Committee, I believe that the Board gave undo authority to the Special Committee. Rather than just have the Special Committee determine the fairness of any financing proposals, the Board effectively removed itself from directing the key questions of whether the Company needed to complete a financing and its structure, when it should be completed, what the size of the financing should be and with which party.

•	Unfair treatment of Newcastle. During September 2005, Whitehall was actively searching for a financing partner. During this time Newcastle made several financing proposals to the Company. Newcastle was provided with little or no practical feedback from Whitehall and its representatives and given limited access to relevant parties, including Whitehall’s trade creditors, despite Newcastle’s repeated requests. Newcastle’s goal was to facilitate the prompt completion of a transaction in the best interests of Whitehall. Obviously, the Board did not have the same goal in mind. Alternatively, during this time, Prentice made a series of written proposals which addressed concerns raised by the Board and the Special Committee and it appears was provided with greater access to relevant constituents. Newcastle was never given the same opportunity as Prentice to respond to Board concerns nor to top the Prentice offer accepted by the Board. While of course I agree that Newcastle should not have been given any advantages, Newcastle, the bidder who I believe was in the position to move the fastest, was practically excluded from the process, and if not excluded, definitely disadvantaged.

•	Superior Newcastle proposals have been ignored. While we believe the Newcastle proposals in September were superior to the Prentice proposal ultimately accepted by the Board, Newcastle’s October 26, 2005 offer to acquire all outstanding shares of Whitehall for $1.10 per share, representing a 37.5% premium to the then current market price, was clearly superior. It is apparent to Newcastle, and based upon the market’s response subsequent to our announcement, that the Newcastle proposal was a superior proposal. Whitehall’s Board should have negotiated in good faith with Newcastle rather than hide behind an overly broad no-shop provision which was supposed to benefit stockholders. The obvious conclusion is that the Board is looking for reasons not to talk to Newcastle, rather than ways to get more money for Whitehall’s stockholders.

•	Non-disclosure of material events in connection with Prentice offer. I repeatedly questioned who was behind the Prentice offer. Representations were made to the Board that Prentice was providing all of the initial capital, and at no time was I informed Holtzman Opportunity Fund, L.P. would be a part of the financing. Given the change of control that was taking place and the role that the Holtzman Opportunity Fund, L.P. aspires to play in managing Whitehall, one would question why Holtzman’s identity was not previously disclosed.

•	Conflict by Special Committee Member. The point in forming the Special Committee was to create a process that was fair to stockholders. This point was undermined by a conflict of interest of one committee member when the Chairman of the Special Committee, Daniel Levy, was discussed as an interim CEO candidate by Prentice before the Special Committee voted on the Prentice financing. The Board was made aware of this material conflict well after the fact and after there was an opportunity for the Board to correct this material error. Mr. Levy should have resigned immediately from the Special Committee following the suggestion that he be considered as interim CEO. Instead, Mr. Levy did not resign, but did accept the interim CEO title.

•	Board not engaging in proper corporate procedure. I believe the Board minutes for meetings I have attended have consistently been inaccurate, and I have had to convey extensive comments to draft minutes provided. Further, the minutes from a significant number of the Board meetings held since early September have still not been circulated. The only plausible reason I can think of for this delay is that the Board wants to preserve the opportunity to, in a self-serving way, rewrite history without my input.

•	Removal as Chairman of the Board as an act of retaliation. When the Board reviewed the proxy statement to be submitted to stockholders in connection with the Prentice financing, I made several comments, which after some reluctance were largely accepted. After the discussion on the proxy by the Board, the Board voted on it and I abstained because I voted against the Prentice transaction, among other reasons. Daniel Levy, in particular, was openly hostile at the board meeting about my vote, and immediately led the process to remove me as Chairman, stating that it was in retaliation for my abstention vote. Following my removal, Mr. Levy was elected as Chairman to replace me. Mr. Levy then made a motion to remove my comments from the proxy even though the proxy would have been misleading without my comments, although the Board disagreed and did not permit Mr. Levy to continue his crusade.
When I was elected to the Board, and then upon my unanimous election as nonexecutive Chairman, the Board has always been fully aware of my relationship with Newcastle Capital Management, L.P. However, for some reason which I do not understand the Board has continually taken actions to disadvantage Newcastle in the process of Whitehall’s search for a financing partner. I believe these actions have disadvantaged Whitehall’s stockholders. At this point, with Newcastle Partners, L.P.’s announcement that it will be commencing a tender offer to acquire all outstanding shares of Whitehall for $1.20 per share, representing over a 50% premium over the share price prior to Newcastle’s original $1.10 offer, I can no longer remain silent. This offer by Newcastle would treat all creditors of Whitehall substantially equivalent to their treatment under the Prentice offer, and provides a significantly better return for Whitehall’s stockholders. I can only hope that my resignation from the Board will motivate the Board to finally act in the best interest of Whitehall’s stockholders and other constituents.
It is for these reasons that I resign from the Board of Whitehall, effective November 29, 2005. It is my hope that with my resignation, the Board will relinquish its prejudice against Newcastle and truly act in the best interest of Whitehall and its constituents and fairly consider Newcastle’s tender offer proposal which we believe is clearly superior to that of Prentice.
Very truly yours,
/s/ Steven J. Pully
Steven J. Pully

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